SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

  Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

Aspect Communications Corporation
(Name of Issuer)

Common Stock, Par Value $ .01 Per Share
(Title of Class of Securities)

04523Q102
(Cusip Number)

William Holloway
301 Commerce Street, Suite 2975
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein is 3,000,900, which constitutes approximately 5.6% of the total number of shares outstanding.  All ownership percentages set forth herein assume that there are 53,668,047 shares outstanding.

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1.     Name of Reporting Person:

           Amalgamated Gadget, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) /   /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  3,000,900 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  3,000,900 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,000,900

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 5.6%

14.     Type of Reporting Person: PN
--------------
(1)    The shares were purchased by Amalgamated Gadget, L.P. for and on behalf of R2 Investments, LDC ("R2") pursuant to an Investment Management Agreement.  Pursuant to such Agreement, Amalgamated Gadget, L.P. has sole voting and dispositive power over the shares and R2 has no beneficial ownership of such shares.


     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amends its Schedule 13D Statement dated December 30, 2002, as amended by Amendment No. 1 dated January 15, 2003, as amended by Amendment No. 2 dated January 23, 2003 (the "Schedule 13D"), relating to the Common Stock, par value $.01 per share (the "Stock"), of Aspect Communications Corporation (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of the funds used or to be used by the Reporting Person to purchase the shares is set forth below.

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Amalgamated	Other	Not Applicable (1)

(1)  Amalgamated has not expended any of its funds for purchases of the Stock reported herein.  Amalgamated, however, expended $8,359,321.58 of the funds of R2 to purchase the Stock.  This figure represents the total amount expended for all purchases of the Stock without subtracting sales.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Reporting Person

Amalgamated

Pursuant to an Investment Management Agreement with R2, Amalgamated may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,000,900 shares of the Stock, which constitutes approximately 5.6% of the outstanding shares of the Stock.

Controlling Persons

Scepter

Because of its position as the sole general partner of Amalgamated, Scepter may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,000,900 shares of the Stock, which constitutes approximately 5.6% of the outstanding shares of the Stock.

Raynor

Because of his position as the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,000,900 shares of the Stock, which constitutes approximately 5.6% of the outstanding shares of the Stock.

To the best of the knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

Reporting Person

Amalgamated

Acting through its general partner, Amalgamated has the sole power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 3,000,900 shares of the Stock.

Controlling Persons

Scepter

As the sole general partner of Amalgamated, Scepter has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,000,900 shares of the Stock.

Raynor

As the President and sole shareholder of Scepter, which is the sole general partner of Amalgamated, Raynor has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,000,900 shares of the Stock.

    (c)   During the past 60 days, the Reporting Person has purchased and sold shares of the Stock in open market transactions over the counter as follows:

DATE	NUMBER OF SHARES PURCHASED(P) OR SOLD(S)	PRICE PER SHARE
07/10/03	25,000 (S)	$4.97
07/10/03	95,600 (S)	$5.16
07/11/03	9,340 (S)	$5.47
07/14/03	20,060 (S)	$5.58
07/22/03	155,200 (S)	$7.77
07/22/03	5,200 (P)	$7.75
07/24/03	9,200 (P)	$7.85
07/24/03	114,000 (S)	$7.88
07/25/03	27,800 (S)	$7.64
07/28/03	67,400 (S)	$7.78

     Except as set forth in this paragraph (c), to the best of the knowledge of the Reporting Person, none of the Item 2 Persons have effected any transactions in the Stock during the past 60 days.

     The Reporting Person affirms that no person other than those persons named in Item 2 has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e) Not applicable.

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After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: July 30, 2003

AMALGAMATED GADGET, L.P. By: Scepter Holdings, Inc., its general partner By: /s/ William Holloway William Holloway, Authorized Signatory

                            EXHIBIT INDEX

EXHIBIT                 DESCRIPTION

Exhibit 99.1 -- Power of Attorney pursuant to Rule 13d-1(k)(1)(iii), previously filed.